UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

COLOMBIA CLEAN POWER & FUELS, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

35644U408

(CUSIP Number)

LIFE Power & Fuels LLC
Attn: Edward P. Mooney
181 3rd St., Suite 150-B
San Rafael, CA 94901
(832) 327-7417

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 2, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	35644U408

1	name of reporting person i.r.s. identification no. of above person (entities only) LIFE Power & Fuels LLC 27-1930312
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 0 Shares
	8	shared voting power 11,993,079 Shares
	9	sole dispositive power 0 Shares
	10	shared dispositive power 11,993,079 Shares
11	aggregate amount beneficially owned by each reporting person 11,993,079 Shares
12	check box if the aggregate amount in row (11) excludes certain shares
13	percent of class represented by amount in row (11) 53.0%
14	type of reporting person OO

CUSIP No.	35644U408

1	name of reporting person i.r.s. identification no. of above person (entities only) Edward P. Mooney
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 457,482 Shares
	8	shared voting power 11,993,079 Shares
	9	sole dispositive power 457,482 Shares
	10	shared dispositive power 11,993,079 Shares
11	aggregate amount beneficially owned by each reporting person 12,450,561 Shares
12	check box if the aggregate amount in row (11) excludes certain shares
13	percent of class represented by amount in row (11) 54.9%
14	type of reporting person IN

Introductory Note:

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2010, as amended by Amendment No. 1 thereto filed jointly with the SEC on June 21, 2010, and as amended by Amendment No. 2 thereto filed jointly with the SEC on February 22, 2011 (collectively, the “Schedule 13D”), by LIFE Power & Fuels LLC, a Delaware limited liability company (“LIFE”), and Edward Mooney (“Mooney” and collectively with LIFE, the “Reporting Persons”) with respect to the common stock, $.001 par value per share (the “Common Stock”) of Colombia Clean Power & Fuels, Inc. (f/k/a Freedom Resources Enterprises, Inc.), a Nevada corporation (the “Issuer”).  Capitalized terms used in this Amendment without definition shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purposes of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

On May 6, 2010, LIFE and the Issuer entered into a Subscription Agreement, pursuant to which LIFE purchased the Shares from the Issuer for an aggregate purchase price of $100,000.  The purpose of the transaction was to enable LIFE to acquire control of the Issuer.

           On June 10, 2010, LIFE entered into a Stock Purchase Agreement with Daniel Carlson (“Carlson”), Renée Grossman (“Grossman”), the Mooney Trust and Latin-American Fuels Corporation, (“Latin-American” and collectively with Carlson, Grossman and the Mooney Trust,  the “Purchasers”), pursuant to which LIFE sold an aggregate of 11,700,000 shares of Common Stock to the Purchasers for an aggregate purchase price of $23,076.96 in a privately-negotiated transaction.  Latin-American, Grossman, Carlson and the Mooney Trust purchased 9,000,000, 1,500,000, 600,000 and 600,000 shares of Common Stock, respectively, from LIFE in the transaction.  The sales were made in transactions that were exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and each Purchaser represented to LIFE that such Purchaser understood that the offering and sale of the shares of Common Stock to such Purchaser was intended to be exempt from registration under the Securities Act and exempt from registration or qualification under any state law.

The Mooney Trust purchased its shares of Common Stock for a purchase price of $1,183.43.  The shares were acquired for investment purposes.

On July 29, 2010, the Issuer effected a 2 for 5 reverse stock split.

On December 21, 2010, LIFE and the Issuer entered into a Subscription Agreement, pursuant to which LIFE purchased a 10% convertible note due 06/30/12 (“Note”) from the Issuer for an aggregate principal amount of $80,000 and received as additional consideration Common Stock purchase warrants to purchase 32,000 shares of Common Stock at a warrant price of $0.01 per share.  The Note is convertible into 32,000 shares of Common Stock at an exercise price of $2.50 per share.

On December 28, 2010, Mooney was issued five-year options to purchase 50,000 shares of common stock at an exercise price of $2.50 per share, which vests in equal installments on December 28, 2010, 2011, 2012 and 2013.  On December 28, Mooney was also issued five-year options to purchase 50,000 shares of common stock at an exercise price of $5.00 per share, which vests in equal installments on December 28, 2010, 2011, 2012 and 2013.

On February 10, 2011, LIFE made a pro-rata distribution of 15% of its ownership of the Issuer’s Common Stock to its members and Mooney, through the Mooney Trust, received 192,482 shares of Common Stock from LIFE pursuant to such distribution.

On May 24 and 25, 2011, LIFE distributed 3,093 and  687 shares of Common Stock, respectively, to certain of its members that erroneously did not receive shares of Common Stock that were intended to be distributed in connection with the February 10, 2011 distribution described above.

On May 24, 2011, LIFE transferred 100,000 shares of Common Stock to a service provider in consideration for services rendered at a deemed price of $2.00 per share.

On May 25, 2011, LIFE transferred 100,000 shares of Common Stock to another service provider in consideration for services rendered at a deemed price of $2.00 per share.

On June 2, 2011, in exchange for the cancellation of the Note, LIFE received (i) 8,000 shares of Series A Preferred Stock of the Issuer, convertible into 40,000 shares of Common Stock, and (ii) a five-year warrant to purchase 2,800 shares of Common Stock at an exercise price of $0.01 per share.

On September 9, 2011, LIFE transferred 118,645 shares of Common Stock to a service provider in consideration for services rendered at a deemed price of $2.00 per share.

Except to the extent provided in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.    Interest in the Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The cover pages and Item 4 to this Schedule 13D are hereby incorporated by reference.

Pursuant to Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended, at the close of business on September 9, 2011, the Issuer had 22,561,486  shares of Common Stock issued and outstanding.  After the consummation of the transactions described in Item 4 of this Amendment No. 3, the Reporting Persons have shared power to vote and direct the disposition of, and therefore beneficially own, an aggregate of 11,993,079 shares of Common Stock constituting approximately 53.0% of the outstanding shares of Common Stock of the Issuer, which is comprised of (i) 11,918,279 shares held directly by LIFE, and (ii) 40,000 shares issuable upon the conversion of 8,000 shares of Series A Preferred Stock of the Issuer held by LIFE, and (iii) 34,800 shares issuable upon the exercise of outstanding warrants held by LIFE.

In addition, Mooney has the sole power to vote and direct the disposition of, and therefore beneficially owns, (i) 432,482 shares of Common Stock held by the Mooney Trust, and (ii) 25,000 shares of Common Stock issuable upon the exercise of presently exercisable options held by Mooney, which collectively constitutes 2.0% of the outstanding shares of Common Stock of the Issuer.  The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days, except as described in this Schedule 13D.  Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

Item 7.    Material to be Filed as Exhibits.

Exhibit No.	Description

1
Agreement of Joint Filing, dated as of May 17, 2010 by and between Edward P. Mooney and LIFE Power & Fuels LLC (incorporated by reference to Exhibit 1 to the Schedule 13D filed with the Securities and Exchange Commission on May 17, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIFE Power and Fuels LLC

Dated: October 14, 2011	By:	/s/ Edward P. Mooney
Name: Edward P. Mooney
Title: Managing Member

Dated: October 14, 2011	By:	/s/ Edward P. Mooney
Edward P. Mooney